
TESCO plc



7 July 2010

**TESCO ANNOUNCES NEW PROPERTY DEAL**

Tesco today announced a new sale & leaseback transaction in the latest phase of its ongoing programme to release value from its UK property portfolio.

41 stores have been sold for a total consideration in excess of £950m for an average net initial yield of 4.9%

The deal is structured as a 50-50 joint venture with Tesco Pension Fund Trustees Limited as trustee of the Tesco PLC Pension Scheme.

The transaction is being primarily funded by fixed rate notes issued by Tesco Property Finance 3 PLC.

The proceeds from the transaction will be used to help fund new property development projects, both in the UK and in international markets, in line with Tesco growth strategy.

**Contacts:**

| | | |
|---|---|---|
| Investor Relations: | Steve Webb | 01992 644 800 |
| | Mark George | 01992 644 800 |
| Media: | Trevor Datson | 01992 644 645 |








# INTERIM REPORT
## HORNBACH-BAUMARKT-AG GROUP

# 1st QUARTER 2009/2010
## (MARCH 1 – MAY 31, 2009)


HORNBACH
Es gibt immer was zu tun.

# HORNBACH-BAUMARKT-AG GROUP

## Interim Report for the 1st Quarter of 2009/2010

## (March 1 – May 31, 2009)

| Key figures of the HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated) | 1st Quarter 2009/2010 | 1st Quarter 2008/2009 | Change % |
|---|---|---|---|
| **Net sales** | **774.8** | **739.2** | **4.8** |
| of which in other European countries | 312.6 | 294.5 | 6.1 |
| Like-for-like sales growth | 1.5% | 1.5% | |
| Gross margin as % of net sales | 36.8% | 36.7% | |
| EBITDA | 63.2 | 62.4 | 1.3 |
| **Earnings before interest and taxes (EBIT)** | **49.6** | **48.6** | **2.0** |
| Consolidated earnings before taxes | 44.4 | 43.6 | 1.8 |
| Consolidated net income | 33.1 | 31.8 | 4.0 |
| Basic earnings per share in € | 2.10 | 2.03 | 3.4 |
| Investments | 27.4 | 12.8 | 113.6 |

| Misc. Key figures of the HORNBACH-Baumarkt-AG Group (in € million, unless otherwise stated) | May 31, 2009 | February 28, 2009 | Change % |
|---|---|---|---|
| Total assets | 1,518.7 | 1,425.2 | 6.6 |
| Equity | 625.8 | 591.3 | 5.8 |
| Shareholders' equity as % of total assets | 41.2% | 41.5% | |
| Number of stores | 130 | 129 | 0.8 |
| Sales area in 000 m² (based on BHB) | 1,464 | 1,447 | 1.2 |
| Number of employees | 12,679 | 12,576 | 0.8 |

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

## Summary


- **HORNBACH-Baumarkt-AG Group maintains its growth course in first quarter of 2009/2010**
- **Consolidated sales up by 4.8% – DIY stores post like-for-like sales growth of 1.5%**
- **Germany contributes substantially to robust business performance**
- **Pleasing earnings performance: EBIT growth of 2.0%**

**The HORNBACH-Baumarkt-AG Group upheld its growth course in the first quarter of the 2009/2010 financial year as well, with increases in both sales and operating earnings in spite of the ongoing unfavorable macroeconomic framework. Consolidated sales grew by 4.8% to € 774.8 million in the period from March 1 to May 31, 2009 (previous year: € 739.2m), while like-for-like sales increased by 1.5% across the Group. This was chiefly attributable to the pleasing growth momentum in Germany. The DIY megastores with garden centers in the company's home market improved their like-for-like sales by 3.1% year-on-year in the first quarter. Thanks to this growth rate, which was considerably ahead of the sector average, HORNBACH once again acquired additional market share in Germany. The HORNBACH stores outside Germany virtually maintained their level of like-for-like sales. The Group can report a pleasing earnings performance for the first three months of the current financial year. Operating earnings (EBIT) rose by 2.0% to € 49.6 million (previous year: € 48.6m). Net income for the period increased by 4.0% to € 33.1 million (previous year: € 31.8m). Basic earnings per share amounted to € 2.10 in the first quarter (previous year: € 2.03).**


## Earnings, financial and net asset situation*

### Development in HORNBACH's store network

The first quarter of 2009/2010 witnessed the opening of a new HORNBACH DIY megastore with a garden center in Brasov (Romania). As of May 31, 2009, we were operating 130 retail outlets across the Group (February 28, 2009: 129), of which an unchanged total of 92 stores, with sales areas of around 972,000 m², are in Germany. A total of 38 stores with sales areas of around 492,000 m² are located in other European countries. Total sales areas at the HORNBACH-Baumarkt-AG Group most recently amounted to around 1,464,000 m². The HORNBACH DIY megastores with garden centers have an average size of more than 11,250 m².

### Sales performance

The HORNBACH-Baumarkt-AG Group successfully defied the difficult macroeconomic climate in the first three months of the 2009/2010 financial year as well (March 1 to May 31, 2009). Consolidated sales grew by 4.8% to € 774.8 million (previous year: € 739.2m). To date, HORNBACH has only been marginally affected by the implications of the financial and economic crisis. In most regions where HORNBACH operates, demand for building, home improvement and garden products and services has so far not been impeded by macroeconomic uncertainties, or only to a very limited extent. Consumers have honored the combination of a broad product range, professional advice, support services and permanently low prices. They accord priority to reliability and quality, especially in difficult economic times.

#### Germany

Our domestic business in particular proved to be pleasingly robust. In Germany, we boosted our sales overall by 3.9% to € 462.2 million (previous year: €444.7m). On a like-for-like basis, i.e. excluding stores newly opened in the past 12 months, we improved our sales year-on-year by 3.1% in the first three months of the financial year. Due to prolonged winter weather conditions, the new season began on a subdued note in March. In April, however, our stores witnessed a jump in demand, especially for garden products. This positive trend continued in May, even though, as expected, it was not possible to match the record like-for-like sales performance seen in the same month in the previous year. HORNBACH further built up its head start over the sector in the period under report, acquiring additional market share in the process. According to sector statistics (BHB/GfK Panel), like-for-

* Unless otherwise stated, periods relating to HORNBACH are based on company's financial year ( March – Febrary).

like sales at German DIY and home improvement stores rose by 1.9% in the period from January to April 2009. HORNBACH, on the other hand, grew at a rate of around four percent over the same period.

**■ Other European countries**

Sales at the international HORNBACH DIY megastores with garden centers rose by 6.1% in the period under report to reach € 312.6 million (previous year: € 294.5m). The international share of consolidated sales at HORNBACH-Baumarkt-AG grew to 40.3% in the first quarter, up from 39.8% in the equivalent period in the previous year. With a slight reduction of 0.8% in like-for-like sales, we were able to virtually match the high level of sales built up in the eight countries outside Germany in the past. This slight decline in sales outside Germany was solely due to lower sales in Eastern Europe, i.e. in the Czech Republic, Slovakia and Romania, countries where employment and real incomes have tangibly suffered from the global economic crisis. By contrast, all other countries in which we operate, namely Sweden, Luxembourg, the Netherlands, Austria and Switzerland, posted sales growth, in some cases significant, in the first three months of the current financial year.

**Earnings performance**

The HORNBACH-Baumarkt-AG Group posted a stable earnings performance in the reporting period from March to May 2009.

The gross margin improved slightly in the first quarter of 2009/2010. Across the Group as a whole, the gross profit rose as a percentage of net sales from 36.7% to 36.8%. Selling and store expenses at the Group grew to € 213.1 million (previous year: € 199.3m), and thus more rapidly than sales. The store expense ratio rose from 27.0% to 27.5%. This development was chiefly due to pay rises and to higher general operating expenses. The earnings performance benefited, by contrast, from pre-opening and administration expenses, which fell short of the respective previous year's figures. The pre-opening expense ratio thus dropped from 0.2% to 0.1%, while the administration expense ratio declined from 3.7% to 3.5%. As in the first quarter of the previous year, there were no accounting profits from real estate transactions at the HORNBACH-Baumarkt-AG Group in the first quarter of 2009/2010.

Earnings before interest, taxes, depreciation and amortization (EBITDA) showed a slight increase of 1.3% to € 63.2 million in the first quarter (previous year: € 62.4m). Operating earnings (EBIT) rose by 2.0% to € 49.6 million (previous year: € 48.6m). Consolidated earnings before taxes improved by 1.8% to € 44.4 million (previous year: € 43.6m). Net income for the period grew by 4.0% to € 33.1 million (previous year: € 31.8m). Basic earnings per share were reported at € 2.10 for the first quarter (previous year: € 2.03).

**Financial and net asset position**

Due to the expansion (Brasov; no new store openings in the previous year), investments increased year-on-year from € 12.8 million to € 27.4 million in the first quarter of 2009/2010. Around 69% of the funds were invested in land and buildings, while the remainder was channeled into plant and office equipment at new and existing stores, as well as into intangible assets. Investments were financed in full from the cash flow of € 102.7 million from operating activities (previous year: € 113.2m). Information concerning the financing and investment activities of the HORNBACH-Baumarkt-AG Group can be found in the cash flow statement on Page 9.

At € 1,518.7 million as of May 31, 2009, total assets grew by 6.6% compared with the balance sheet date at February 28, 2009. Cash and cash equivalents were reported at € 299.7 million (previous year: € 236.1m). Shareholders' equity as reported in the balance sheet rose by 5.8% compared with the previous reporting date to reach € 625.8 million. At 41.2%, the equity ratio remained at a pleasing high level (February 28, 2009: 41.5%). The net financial debt of the HORNBACH-Baumarkt-AG Group fell substantially from € 207.0 million as of February 28, 2009 to € 132.7 million as of May 31, 2009.

**Employees**
A total of 12,679 individuals were in fixed employment at HORNBACH-Baumarkt-AG or one of its subsidiaries at the reporting date on May 31, 2009 (February 28, 2009: 12,576).

## Outlook

We reported extensively on the macroeconomic, sector-specific and strategic opportunities for the business activities of the HORNBACH-Baumarkt-AG Group in the outlook provided on Pages 71 to 78 of the 2008/2009 Annual Report. This basic assessment of the company's medium to long-term development potential remains valid upon publication of this interim report. Based on the information currently available, we therefore affirm the outlook formulated for the current financial year in the outlook of the 2008/2009 Annual Report (Pages 78 to 81).

Accordingly, we expect to open one further HORNBACH DIY megastore with a garden center by the balance sheet date on February 28, 2010 - the fifth HORNBACH DIY megastore with a garden center in Switzerland is scheduled to be opened at the Galgenen location in the Zurich area in the fourth quarter of the current financial year. The total number of locations across the Group will thus rise to 131 at the end of the financial year.

We expect consolidated sales, i.e. net sales including sales generated at newly opened stores, to grow in a low to medium single-digit percentage range in the current 2009/2010 financial year. Like-for-like sales at our DIY megastores with garden centers in Germany are expected to outperform the sector average by a clear margin once again in the coming months. In other European countries, we assume that the distribution of risks across our store network will allow the reduction in sales expected in specific regions to be compensated for at least in part by sales growth in other regions.

A total of up to three HORNBACH DIY megastores with garden centers are due to be refinanced by sale and leaseback transactions in the current financial year. Two transactions are expected to take place in the third quarter and one in the fourth quarter. The real estate segment is not expected to generate any substantial disposal gains, compared with net accounting profits of around € 35 million in the previous 2008/2009 financial year. The inflow of funds is budgeted at up to € 80 million and is to be reinvested in full.

Mainly as a result of the significantly lower earnings in the real estate segment, the operating earnings (EBIT) of the HORNBACH-Baumarkt-AG Group for the 2009/2010 financial year as a whole are expected to fall considerably short of the level reported for the 2008/2009 financial year, but should nevertheless exceed the EBIT posted for the 2007/2008 financial year (€ 79.1m).

## Income Statement

| € million | 1st Quarter 2009/2010 | 1st Quarter 2008/2009 | Change % |
|---|---|---|---|
| Sales | 774.8 | 739.2 | 4.8 |
| Cost of goods sold | 489.6 | 468.1 | 4.6 |
| **Gross profit** | **285.2** | **271.2** | **5.2** |
| Selling and store expenses | 213.1 | 199.3 | 6.9 |
| Pre-opening expenses | 0.8 | 1.7 | (53.2) |
| General and administration expenses | 27.4 | 27.6 | (0.6) |
| Other income and expenses | 5.7 | 6.0 | (5.3) |
| **Earnings before interest and taxes (EBIT)** | **49.6** | **48.6** | **2.0** |
| Other interest and similar income | 1.0 | 2.2 | (53.1) |
| Other interest and similar expenses | 6.1 | 6.7 | (8.3) |
| Other financial result | (0.2) | (0.6) | (68.7) |
| **Net financial expenses** | **(5.3)** | **(5.1)** | **4.1** |
| **Consolidated earnings before taxes** | **44.4** | **43.6** | **1.8** |
| Taxes on income | 11.3 | 11.8 | (4.2) |
| **Consolidated net income** | **33.1** | **31.8** | **4.0** |
| Basic earnings per share in € | 2.10 | 2.03 | 3.4 |
| Diluted earnings per share in € | 2.09 | 2.00 | 4.5 |

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

## Statement of Recognized Income and Expenses

| € million | 1st Quarter 2009/2010 | 1st Quarter 2008/2009 |
|---|---|---|
| **Consolidated net income** | **33.1** | **31.8** |
| Measurement of derivative financial instruments (cash flow hedge) | | |
| Measurement of derivative hedging instruments directly in equity | (0.6) | 3.4 |
| Gains and losses from measurement of derivative financial instruments transferred to profit or loss | 0.2 | (0.3) |
| Exchange differences arising on the translation of foreign subsidiaries | 1.7 | 0.1 |
| Deferred taxes on gains and losses recognized directly in equity | 0.1 | (0.9) |
| **Income and expenses recognized directly in equity** | **1.5** | **2.3** |
| **Total income and expenses recognized in the financial statements** | **34.5** | **34.1** |

Rounding up or down may lead to discrepancies between totals.

# Balance Sheet

| Assets | May 31, 2009 | | February 28, 2009 | |
|---|---|---|---|---|
| | € million | % | € million | % |
| **Non-current assets** | | | | |
| Intangible assets | 19.8 | 1.3 | 20.4 | 1.4 |
| Property, plant, and equipment | 546.7 | 36.0 | 530.2 | 37.2 |
| Investment property | 14.3 | 0.9 | 14.3 | 1.0 |
| Non-current receivables and other assets | 11.7 | 0.8 | 11.2 | 0.8 |
| Non-current income tax receivables | 8.4 | 0.5 | 8.3 | 0.6 |
| Deferred tax assets | 12.8 | 0.8 | 12.8 | 0.9 |
| | **613.7** | **40.4** | **597.1** | **41.9** |
| **Current assets** | | | | |
| Inventories | 493.1 | 32.5 | 496.3 | 34.8 |
| Other receivables and assets | 57.7 | 3.8 | 41.6 | 2.9 |
| Income tax receivables | 3.6 | 0.2 | 3.1 | 0.2 |
| Cash and cash equivalents | 299.7 | 19.7 | 236.1 | 16.6 |
| Non-current assets held for sale and disposal groups | 50.9 | 3.3 | 51.0 | 3.6 |
| | **905.1** | **59.6** | **828.1** | **58.1** |
| | **1,518.7** | **100.0** | **1,425.2** | **100.0** |

| Equity and liabilities | May 31, 2009 | | February 28, 2009 | |
|---|---|---|---|---|
| | € million | % | € million | % |
| **Equity** | | | | |
| Share capital | 47.2 | 3.1 | 47.2 | 3.3 |
| Capital reserve | 140.2 | 9.2 | 140.2 | 9.8 |
| Revenue reserves | 438.4 | 28.9 | 403.9 | 28.3 |
| | **625.8** | **41.2** | **591.3** | **41.5** |
| **Non-current liabilities** | | | | |
| Long-term financial debt | 404.5 | 26.6 | 407.7 | 28.6 |
| Deferred tax liabilities | 43.3 | 2.9 | 43.4 | 3.0 |
| Other non-current liabilities | 23.8 | 1.6 | 22.8 | 1.6 |
| | **471.6** | **31.0** | **473.9** | **33.3** |
| **Current liabilities** | | | | |
| Short-term financial debt | 27.9 | 1.8 | 35.4 | 2.5 |
| Trade payables and other liabilities | 287.4 | 18.9 | 238.6 | 16.7 |
| Income tax liabilities | 29.8 | 2.0 | 21.9 | 1.5 |
| Other provisions and accrued liabilities | 76.3 | 5.0 | 64.0 | 4.5 |
| | **421.3** | **27.7** | **360.0** | **25.3** |
| | **1,518.7** | **100.0** | **1,425.2** | **100.0** |

Rounding up or down may lead to discrepancies between percentages and totals. Calculation of percentage figures based on € 000s.

## Statement of Changes in Equity

| 1st Quarter 2008/2009<br>€ million | Share capital | Capital reserve | Hedging reserve | Cumulative currency translation | Other revenue reserves* | Total equity |
|---|---|---|---|---|---|---|
| **Balance at March 1, 2008** | **47.1** | **138.9** | **(1.0)** | **9.7** | **321.1** | **515.7** |
| Total income and expenses recognized in the financial statements | | | 2.2 | 0.1 | 31.8 | 34.1 |
| **Balance at May 31, 2008** | **47.1** | **138.9** | **1.2** | **9.8** | **352.8** | **549.8** |

| 1st Quarter 2009/2010<br>€ million | Share capital | Capital reserve | Hedging reserve | Cumulative currency translation | Other revenue reserves* | Total equity |
|---|---|---|---|---|---|---|
| **Balance at March 1, 2009** | **47.2** | **140.2** | **(3.6)** | **6.7** | **400.9** | **591.3** |
| Total income and expenses recognized in the financial statements | | | (0.3) | 1.7 | 33.1 | 34.5 |
| **Balance at May 31, 2009** | **47.2** | **140.2** | **(3.9)** | **8.4** | **433.9** | **625.8** |

Rounding up or down may lead to discrepancies between totals.

* the income and expenses recognized under other revenue reserves relate to the net income for the period.

## Cash Flow Statement

| € million | 1st Quarter 2009/2010 | 1st Quarter 2008/2009 |
|---|---|---|
| **Consolidated net income** | **33.1** | **31.8** |
| Depreciation and amortization of non-current assets | 13.5 | 13.8 |
| Change in provisions | 0.2 | (0.7) |
| Gains/losses on disposals of non-current assets | (0.1) | (0.1) |
| Change in inventories, trade receivables and other assets | (11.4) | (26.0) |
| Change in trade payables and other liabilities | 65.0 | 92.9 |
| Other non-cash income/expenses | 2.4 | 1.6 |
| **Cash flow from operating activities** | **102.7** | **113.2** |
| Proceeds from disposals of non-current assets and of non-current assets held for sale | 0.3 | 0.3 |
| Payments for investments in property, plant, and equipment | (26.8) | (12.4) |
| Payments for investments in intangible assets | (0.6) | (0.4) |
| **Cash flow from investing activities** | **(27.1)** | **(12.5)** |
| Repayment of long-term debt | (4.5) | (4.8) |
| Change in short-term debt | (7.8) | (0.2) |
| **Cash flow from financing activities** | **(12.3)** | **(5.0)** |
| Cash-effective change in cash and cash equivalents | 63.3 | 95.7 |
| Change in cash and cash equivalents due to changes in exchange rates | 0.4 | 0.2 |
| Cash and cash equivalents at March 1 | 236.1 | 167.1 |
| **Cash and cash equivalents at May 31** | **299.7** | **262.9** |

Rounding up or down may lead to discrepancies between totals.

The cash flow from operating activities was reduced by € 3.5 million on account of income tax payments (previous year: € 5.3m) and by € 10.0 million on account of interest payments (previous year: € 9.2m) and increased by € 1.0 million on account of interest received (previous year: € 2.2m).

The other non-cash income/expenses item largely consists of unrecognized foreign currency differences and deferred taxes.

## Notes to the Group Interim Report as of May 31, 2009

**(1) Accounting principles**
This unaudited group interim report of HORNBACH-Baumarkt-AG and its subsidiaries as of May 31, 2009 has been prepared in accordance with Section 315a of the German Commercial Code (HGB) based on International Financial Reporting Standards (IFRS) in the form requiring mandatory application in the European Union.

The HORNBACH Group has implemented all International Financial Reporting Standards and Interpretations of the International Financial Reporting Interpretations Committee (IFRIC) requiring mandatory application in the European Union for the first time from the 2009/2010 financial year. Specifically, these involve:

- IAS 1 "Presentation of Financial Statements": the initial application of the new version of this standard has mainly resulted in a change in the presentation of components of the financial statements.
- IAS 23 "Borrowing Costs (revised)": the revised standard has abolished the previous option of not capitalizing borrowing costs. From January 1, 2009, borrowing costs directly or indirectly attributable to the acquisition, construction or production of qualifying assets must be capitalized as a cost component. As this option was already drawn on in the past, the initial application has not had any implications for the group interim report.
- IFRS 8 "Operating Segments" replaces IAS 14 and bases segment reporting on application of the management approach. The initial application of IFRS 8 has resulted in a restructuring of the segment report. The business segments of the HORNBACH-Baumarkt-AG Group requiring report correspond to the "DIY Stores" and "Real Estate" segments previously included in the primary segment report. Moreover, the transition from total segment earnings (EBIT) to consolidated earnings before taxes has been presented.

The application of the other International Financial Reporting Standards and Interpretations of the International Financial Reporting Interpretations Committee requiring initial application in the 2009/2010 financial year has not had any implications for the net asset, financial and earnings position of the Group.

Otherwise, the accounting principles applied when preparing the interim report correspond to those applied in the consolidated financial statements as of February 28, 2009. The Group has made additional application of IAS 34 "Interim Financial Reporting". This interim report is to be read in conjunction with the consolidated financial statements of HORNBACH-Baumarkt-AG for the 2008/2009 financial year. Reference is made to these financial statements on account of the additional information they contain as to the specific accounting and valuation methods applied. The notes included therein also apply to this interim report, unless any amendments are expressly indicated. Moreover, this interim report also complies with German Accounting Standard No. 16 (DRS 16) – Interim Reporting – of the German Accounting Standards Committee (DRSC).

**(2) Adjustments to enhance presentation**
Recognized foreign currency gains and losses and income and expenses from the measurement of primary receivables and liabilities denominated in foreign currencies were recognized under net financial expenses for the first time in the consolidated financial statements as of February 28, 2009. Previously, these items were presented under other income and expenses, while IFRS required the measurement of derivative foreign currency hedging instruments to be reported under net financial expenses. As these components of earnings are closely related in economic terms, the amended reporting method has led to a more accurate presentation of foreign currency gains and losses. Other income of € 9.2 million and other expenses of € 3.3 million were reported in the interim report for the first quarter of 2008/2009. These items included income of € 2.1 million and expenses of € 2.3 million from exchange differences. The net expenses of € 0.2 million have been reclassified in line with the new presentation. As a result, other income and expenses are € 0.2 million higher and net financial expenses are correspondingly lower than stated in the interim report for the first quarter of 2008/2009. Accordingly, EBIT and EBITDA for the first quarter of 2008/2009 are also € 0.2 million higher.

### (3) Scope of consolidation

In the first quarter of 2009/2010, InterCora – invest a.s., Plzen (Czech Republic) was retrospectively merged with HORNBACH Baumarkt CS spol s.r.o., Prague (Czech Republic) as of March 1, 2009 by way of inclusion via transfer of the company's entire assets.

### (4) Seasonal influences

Due to weather conditions, the HORNBACH-Baumarkt-AG Group generally reports a weaker business performance in the autumn and winter than in the spring and summer months. These seasonal fluctuations are reflected in the figures for the first quarter. The business performance in the first three months as of May 31, 2009 does not necessarily provide an indication for the financial year as a whole.

### (5) Other income and expenses

Other income and expenses are structured as follows:

| € million | 1st Quarter 2009/2010 | 1st Quarter 2008/2009 | Change % |
|---|---|---|---|
| Other income | 6.5 | 7.1 | (7.9) |
| Other expenses | 0.8 | 1.0 | (23.3) |
| **Other income and expenses** | **5.7** | **6.0** | **(5.3)** |

Percentages calculated on basis of € 000s. Rounding up or down may lead to discrepancies between totals.

The other operating income reported for the first quarter of 2009/2010 includes operating income of € 6.5 million (previous year: € 6.3m), mainly consisting of income from advertising grants and income from allocations within the HORNBACH HOLDING AG Group. The other operating income in the previous year also included non-operating income of € 0.8 million resulting from the reversal of a provision for onerous contracts.

The other operating expenses reported for the first quarter of 2009/2010 consist of operating expenses of € 0.7 million (previous year: € 0.4m) and non-operating expenses of € 0.1 million (previous year: € 0.6m). Operating expenses mainly involve losses incurred for damages and on the disposal of non-current assets. The non-operating expenses in the first quarter of 2009/2010 relate to refurbishment measures. The non-operating expenses reported for the first quarter of the previous year related to a piece of land which was written down by € 0.5 million to its expected net disposal proceeds, and to an amount of € 0.1 million in connection with investment properties not subject to further development.

### (6) Earnings per share

Basic earnings per share are calculated pursuant to IAS 33 (Earnings per Share) as the quotient of the income attributable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares outstanding.

**Basic earnings per share**

| | 1st Quarter 2009/2010 | 1st Quarter 2008/2009 |
|---|---|---|
| Weighted number of shares issued | 15,740,060 | 15,685,020 |
| Consolidated net income attributable to shareholders in HORNBACH-Baumarkt-AG in € million | 33.1 | 31.8 |
| **Earnings per share in €** | **2.10** | **2.03** |

The share option plans mean that shares have arisen with a potentially diluting effect. Diluted earnings per share are calculated as follows:

**Diluted earnings per share**

| | 1st Quarter 2009/2010 | 1st Quarter 2008/2009 |
|---|---|---|
| Weighted number of shares issued, including potential shares with a dilutive effect | 15,788,993 | 15,854,677 |
| Consolidated net income allocable to shareholders in HORNBACH-Baumarkt-AG in € million | 33.1 | 31.8 |
| **Earnings per share in €** | **2.09** | **2.00** |

**(7) Other disclosures**

The personnel expenses of the HORNBACH-Baumarkt-AG Group amounted to € 115.2 million at the end of the first quarter as of May 31, 2009 (previous year: € 108.5m).

Depreciation and amortization totaling € 13.5 million was recognized on intangible assets and property, plant and equipment at the HORNBACH-Baumarkt-AG Group in the first three months of the 2009/2010 financial year (previous year: € 13.8m).

**(8) Contingent liabilities and other financial obligations**

These mainly involve rental, hiring, leasehold and leasing contracts for which the companies of the HORNBACH-Baumarkt-AG Group do not constitute the economic owners of the assets thereby leased pursuant to IFRS regulations (Operating Lease). These amounted to € 1,291.6 million at the end of the first quarter as of May 31, 2009 (February 28, 2009: € 1,318.3m).

**(9) Relationships to closely related companies and persons**

In addition to the subsidiaries included in the consolidated financial statements, HORNBACH-Baumarkt-AG also has direct or indirect relationships with associated companies when performing its customary business activities. These include the parent company, HORNBACH HOLDING AG, as well as its direct and indirect subsidiaries. Apart from the transactions performed in the usual course of business and reported in the annual financial statements, no major transactions were undertaken with closely related companies and persons during the first quarter of 2009/2010.

## (10) Segment report

| 1st Quarter 2009/2010 in € million<br>1st Quarter 2008/2009 in € million | DIY stores | Real estate | Miscellaneous and consolidation | HORNBACH-Baumarkt-AG Group |
|---|---|---|---|---|
| **Segment sales** | **774.6** | **29.6** | **(29.4)** | **774.8** |
| | 739.0 | 28.1 | (27.9) | 739.2 |
| Sales to third parties | 774.6 | 0.0 | 0.0 | 774.6 |
| | 739.0 | 0.0 | 0.0 | 739.0 |
| Rental income from affiliated companies | 0.0 | 29.4 | (29.4) | 0.0 |
| | 0.0 | 27.9 | (27.9) | 0.0 |
| Rental income from external third parties | 0.0 | 0.2 | 0.0 | 0.2 |
| | 0.0 | 0.2 | 0.0 | 0.2 |
| **Segment earnings (EBIT)** | **44.2** | **9.0** | **(3.6)** | **49.6** |
| | 44.1 | 9.1 | (4.6) | 48.6 |
| **Depreciation and amortization** | **9.0** | **2.6** | **2.0** | **13.6** |
| | 9.3 | 2.5 | 2.0 | 13.8 |
| **EBITDA** | **53.2** | **11.6** | **(1.6)** | **63.2** |
| | 53.4 | 11.6 | (2.6) | 62.4 |
| **Segment assets** | **789.4** | **468.4** | **236.1** | **1,493.9** |
| | 756.5 | 446.4 | 232.5 | 1,435.4 |
| of which: credit balances at banks | 61.8 | 0.0 | 199.4 | 261.2 |
| | 42.5 | 0.0 | 183.5 | 226.0 |

Rounding up or down may lead to discrepancies between totals.

| Reconciliation in € million | 1st Quarter 2009/2010 | 1st Quarter 2008/2009 |
|---|---|---|
| **Segment earnings (EBIT) before "Miscellaneous and consolidation"** | **53.2** | **53.2** |
| Unallocated acitivities | (3.6) | (4.6) |
| Net financial expenses | (5.3) | (5.1) |
| **Consolidated earnings before taxes** | **44.3** | **43.6** |

Bornheim, July 2, 2009

The Board of Management of HORNBACH-Baumarkt-Aktiengesellschaft

# FINANCIAL CALENDAR 2009

| | |
|---|---|
| May 27, 2009 | Annual Results Press Conference 2008/2009<br>Publication of Annual Report<br>DVFA Analysts' Conference |
| July 2, 2009 | Interim Report: 1st Quarter of 2009/2010 as of May 31, 2009 |
| July 9, 2009 | Annual General Meeting<br>Festhalle Landau, Landau/Pfalz |
| September 30, 2009 | Half-Year Financial Report 2009/2010 as of August 31, 2009 |
| December 22, 2009 | Interim Report: 3rd Quarter of 2009/2010 as of November 30, 2009 |

**Investor Relations**
Axel Müller
Tel: (+49) 0 63 48 / 60 - 24 44
Fax: (+49) 0 63 48 / 60 - 42 99
invest@hornbach.com
Internet: www.hornbach-group.com

## DISCLAIMER